UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 15, 2021

PERIDOT ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39551	85-2505555
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

2229 San Felipe Street, Suite 1450
Houston, TX 77019
(713) 322-7310
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant	PDAC.U	New York Stock Exchange
Class A ordinary shares included as part of the units	PDAC	New York Stock Exchange
Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	PDAC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into A Material Definitive Agreement

Business Combination Agreement

On February 15, 2021, Peridot Acquisition Corp., a Cayman Islands exempted company (“Peridot”), entered into a Business Combination Agreement (as the same may be amended, supplemented or otherwise modified from time to time, the “Agreement”), with Li-Cycle Corp., a corporation existing under the laws of the Province of Ontario, Canada (“Li-Cycle”), and Li-Cycle Holdings Corp., a corporation existing under the laws of the Province of Ontario, Canada and a wholly owned subsidiary of Li-Cycle (“Newco”). The Agreement and the transactions contemplated thereby were unanimously approved by the boards of directors of each of Peridot and Li-Cycle.

The Business Combination

The Agreement contemplates that the business combination among Peridot, Li-Cycle and Newco will be completed through the following series of transactions:

•

Peridot will continue as a corporation existing under the laws of the Province of Ontario (the “Continuance” and Peridot as so continued, “Peridot Ontario”), and in connection therewith, (x) the Class A ordinary shares, par value $0.0001 per share, of Peridot (the “Class A Shares”), the Class B ordinary shares, par value $0.0001 per share, of Peridot (the “Class B Shares”), and the warrants to purchase Class A Shares, in each case, issued and outstanding immediately prior to the Continuance will convert into an equal number of Class A common shares, Class B common shares and warrants to purchase Class A common shares of Peridot Ontario;

•

following the Continuance and any forfeiture by Peridot Acquisition Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), of Class B common shares of Peridot Ontario, as described below under “Sponsor Letter Agreement”, the Class B common shares will convert into Class A common shares of Peridot Ontario on a one-for-one basis;

•

Peridot Ontario and Newco will amalgamate (the “Amalgamation” and Peridot Ontario and Newco as so amalgamated, “Amalco”), and in connection therewith, the Class A common shares and warrants to purchase Class A common shares will convert into an equivalent number of common shares of Amalco (the “Amalco Shares”) and warrants to purchase an equivalent number of Amalco Shares; and

•

following the Amalgamation, the preferred shares of Li-Cycle will convert into common shares of Li-Cycle and, on the terms and subject to the conditions set forth in a Plan of Arrangement, Amalco will acquire all of the issued and outstanding common shares of Li-Cycle from Li-Cycle’s shareholders in exchange for Amalco Shares having an aggregate equity value of $975 million assuming a $10 per share equity value (the “Share Exchange”).

The Continuance, the Amalgamation, the Share Exchange and the other transactions contemplated by the Agreement are hereinafter referred to as the “Business Combination”. The Business Combination is expected to close in the second quarter of 2021, subject to the satisfaction of certain customary closing conditions described below.

Representations and Warranties; Covenants

The Agreement contains representations and warranties of each of the parties thereto that are customary for transactions of this type, including with respect to the operations of Peridot, Li-Cycle and Newco. In addition, the Agreement contains customary pre-closing covenants, including the obligation of Li-Cycle to conduct its business in the ordinary course consistent with past practice and to refrain from taking specified actions, subject to certain exceptions. The parties have also undertaken to procure approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and Newco has agreed to adopt an equity incentive plan and employee stock purchase plan effective upon closing of the Business Combination (the “Closing”), as described in the Agreement.

Governance

The parties have agreed to take all action within their power as may be necessary or appropriate such that, effective immediately after the Closing, the Amalco board of directors will consist of seven directors, including five current directors of Li-Cycle and two Peridot designees.

Conditions to Each Party’s Obligations

The obligation of Peridot, Li-Cycle and Newco to consummate the Business Combination is subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of the applicable waiting period under the HSR Act, (ii) the approval of Peridot’s shareholders, (iii) the approval of Li-Cycle’s shareholders, (iv) the Final Order having been granted and not set aside or modified in a manner unacceptable to the parties and (v) the Registration Statement on Form F-4 relating to the issuance of Amalco Shares pursuant to the Agreement becoming effective.

In addition, the obligation of Peridot to consummate the Business Combination is subject to the fulfillment of other closing conditions, including, but not limited to, (i) the representations and warranties of Li-Cycle and Newco being true and correct to the standards applicable to such representations and warranties and each of the covenants of Li-Cycle and Newco having been performed or complied with in all material respects and (ii) no Company Material Adverse Effect (as defined in the Agreement) having occurred.

The obligation of Li-Cycle to consummate the Business Combination is also subject to the fulfillment of other closing conditions, including, but not limited to, (i) the representations and warranties of Peridot being true and correct to the standards applicable to such representations and warranties and each of the covenants of Peridot having been performed or complied with in all material respects, (ii) no Peridot Material Adverse Effect (as defined in the Agreement) having occurred and (iii) the aggregate cash proceeds from Peridot’s trust account, together with the proceeds from the PIPE Financing (as defined below), equaling no less than $300,000,000 (after deducting any amounts paid to Peridot shareholders that exercise their redemption rights in connection with the Business Combination and net of unpaid transaction expenses incurred by Peridot) (the “Minimum Cash Condition”); provided, that if the Sponsor is deemed to have forfeited any Class B Shares pursuant the Sponsor Letter Agreement, then the amount necessary to satisfy the Minimum Cash Condition shall be an amount equal to (x) $300,000,000 minus (y) the product of the number of Class B Shares forfeited and $10.00.

Redemption Offer

Peridot will be providing the holders of Peridot Class A Shares the right to redeem all or a portion of their Peridot Class A Shares (in connection with the Business Combination), as set forth in the governing documents of Peridot.

Termination

The Agreement may be terminated under certain customary and limited circumstances prior to the Closing (i) by mutual written consent of Peridot and Li-Cycle; (ii) by Peridot if the representations and warranties of Li-Cycle are not true and correct or if Li-Cycle fails to perform any covenant or agreement set forth in the Agreement such that certain conditions to Closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods; (iii) by Li-Cycle (x) if the representations and warranties of Peridot are not true and correct or if Peridot fails to perform any covenant or agreement set forth in the Agreement such that certain conditions to Closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods or (y) prior to the receipt of approval by the Peridot shareholders, if Peridot’s board of directors changes its recommendation with respect to the Business Combination; (iv) subject to certain limited exceptions, by either Peridot or Li-Cycle if the Business Combination is not consummated by August 16, 2021; (v) by either Peridot or Li-Cycle if Peridot’s shareholders meeting has been held and has concluded and the approval by Peridot’s shareholders of the Business Combination shall not have been obtained and (vi) by either Peridot or Li-Cycle if the approval by Li-Cycle’s shareholders in respect of the special resolution relating to the Arrangement (as defined in the Agreement) shall not have been obtained.

If the Agreement is validly terminated, and except in the case of any willful or material breach of any covenant or agreement or fraud (involving scienter), none of the parties to the Agreement will have any liability or any further obligation under the Agreement other than customary confidentiality obligations.

A copy of the Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Agreement is qualified in its entirety by reference thereto. The Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Peridot does not believe that these schedules contain information that is material to an investment decision.

PIPE Financing

Concurrently with the execution of the Agreement, Peridot and Newco entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and Newco (as the predecessor to Amalco) agreed to issue and sell to such PIPE Investors, immediately prior to Closing, an aggregate of 31,500,000 Amalco Shares for a purchase price of $10.00 per share, for aggregate gross proceeds of $315,000,000 (the “PIPE Financing”).

The closing of the PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Subscription Agreements provide that Newco will grant the investors in the PIPE Financing certain customary registration rights.

The foregoing description of the Subscription Agreements and the PIPE Financing is subject to and qualified in its entirety by reference to the full text of the forms of Subscription Agreement, copies of which are attached as Exhibit 10.1 and Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Sponsor Letter Agreement

Concurrently with the execution of the Agreement, the Sponsor and the other holders of the Class B Shares (collectively, the “Class B Holders”) entered into a Sponsor Letter Agreement (the “Sponsor Letter Agreement”) with Peridot, Li-Cycle and Newco, pursuant to which the Class B Holders agreed to, among other things, (i) vote or cause to be voted (whether in person, by proxy or by action by written consents, as applicable) all of their Class B Shares in favor of the Business Combination; (ii) be bound by certain other covenants and agreements related to the Business Combination and (iii) waive the anti-dilution protection with respect to the Class B Shares (whether resulting from the PIPE Financing or otherwise), in each case, on the terms and subject to the conditions set forth in Sponsor Letter Agreement. In addition, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement, the Sponsor has agreed to forfeit a specified number of its Class B Shares if requested by Li-Cycle in the event that the Minimum Cash Condition is not met.

The foregoing description of the Sponsor Letter Agreement is subject to and qualified in its entirety by reference to the full text of the Sponsor Letter Agreement, a copy of which is attached as Exhibit 10.3 hereto, and the terms of which are incorporated herein by reference.

Transaction Support Agreements

Concurrently with the execution of the Agreement, certain shareholders of Li-Cycle representing the requisite votes necessary to approve the Business Combination entered into transaction support agreements (the “Support Agreements”) with Peridot, pursuant to which each such shareholder agreed to, among other things, (i) vote or cause to be voted (whether in person, by proxy, by action by written consent, as applicable, or as may be required under

Li-Cycle’s shareholders agreement or articles of incorporation) all of its common shares, preferred shares and options in favor of the special resolution of Li-Cycle shareholders in respect of the Arrangement to be considered at Li-Cycle’s shareholders meeting; (ii) be bound by certain other covenants and agreements related to the Business Combination and (iii) be bound by certain transfer restrictions with respect to such securities, in each case, on the terms and subject to the conditions set forth in the Support Agreements.

The foregoing description of the Support Agreements is subject to and qualified in its entirety by reference to the full text of the form of Support Agreement, a copy of which is attached as Exhibit 10.4 hereto, and the terms of which are incorporated herein by reference.

Investor and Registration Rights Agreement

At the Closing, Amalco, the Class B Holders and certain existing shareholders of Li-Cycle (the “Li-Cycle Holders”) will enter into an investor and registration rights agreement (the “Investor Agreement”), pursuant to which, among other things, the parties thereto will be granted certain customary registration rights with respect to the Amalco Shares. The Investor Agreement will also provide that the Amalco Shares held by the Class B Holders and Li-Cycle Holders will be subject to certain transfer restrictions until (i) with respect to the Class B Holders, the earliest of (a) one year after the Closing and (b) (x) if the closing price of Amalco Shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, or (y) the date on which Amalco complete a liquidation, merger, share exchange or other similar transaction that results in all of its public shareholders having the right to exchange their common shares for cash, securities or other property, and (ii) with respect to the Li-Cycle Holders, 180 days following the Closing.

Under the Investor Agreement, the Sponsor will also have the right to designate for nomination a number of directors to the board of directors of Amalco as follows: (i) during any time that the Sponsor and its affiliates collectively beneficially own at least 50% of the number of Amalco Shares held by them on the date of Closing, two directors or (ii) during any time that the Sponsor and its affiliates do not collectively satisfy the test set forth in the preceding clause (i) but do collectively beneficially own at least 25% of the number of Amalco Shares held by them on the date of Closing, one director.

The foregoing description of the Investor Agreement is subject to and qualified in its entirety by reference to the full text of the form of Investor Agreement, a copy of which is included as Exhibit D to Exhibit 2.1 hereto, and the terms of which are incorporated herein by reference.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K under the heading “PIPE Financing” is incorporated by reference herein. The securities that may be issued in connection with the Subscription Agreements will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01	Regulation FD Disclosure

On February 16, 2021, Peridot and Li-Cycle issued a press release announcing their entry into the Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that Peridot and Li-Cycle have prepared for use in connection with the announcement of the Business Combination.

The foregoing (including Exhibit 99.1 and Exhibit 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Additional Information and Where to Find It

In connection with the proposed transaction involving Peridot, Li-Cycle and Newco, Newco (as predecessor to Amalco) will prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a document that will serve as both a prospectus of Newco and a proxy statement of Peridot (the “Proxy Statement/Prospectus”). Peridot, Li-Cycle and Newco will prepare and file the Proxy Statement/Prospectus with the SEC and Peridot will mail the Proxy Statement/Prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. This Form 8-K is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Newco through the website maintained by the SEC at www.sec.gov. Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Holdco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

No Offer or Solicitation

This Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Newco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Peridot, Li-Cycle and Newco, and certain of their respective directors, executive officers and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Peridot is contained in Peridot’s final prospectus for its initial public offering, filed with the SEC on September 24, 2020 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

Certain statements contained in this Form 8-K may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding the proposed transaction involving Peridot, Li-Cycle and Newco, and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the HSR Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Peridot, Li-Cycle and Newco to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the proposed transaction; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that shareholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Peridot nor Li-Cycle can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Peridot nor Li-Cycle undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibits

2.1	Business Combination Agreement, dated as of February 15, 2021, by and among Peridot Acquisition Corp., Li-Cycle Corp. and Li-Cycle Holdings Corp.

10.1	Form of Subscription Agreement (Institutional Investor Form)

10.2	Form of Subscription Agreement (Director Form)

10.3	Sponsor Letter Agreement, dated as of February 15, 2021, among Peridot Acquisition Corp., Li-Cycle Corp., Li-Cycle Holdings Corp., Peridot Acquisition Sponsor, LLC and the other individuals party thereto

10.4	Form of Transaction Support Agreement, dated as of February 15, 2021, among Peridot Acquisition Corp. and the Li-Cycle shareholder party thereto

99.1	Press Release dated February 16, 2021

99.2	Investor Presentation dated February 16, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 16, 2021	PERIDOT ACQUISITION CORP.

	By:	/s/ Markus Specks
	Name:	Markus Specks
	Title:	Chief Financial Officer